SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS ANNOUNCES FIRST QUARTER OF 2006 RESULTS

(Rio de Janeiro – June 28, 2006) PETRÓLEO BRASILEIRO S.A. – PETROBRAS today announced its consolidated results stated in U.S. dollars, prepared in accordance with U.S. GAAP.

PETROBRAS reported a consolidated net income of U.S.$ 3,163 million and consolidated net operating revenues of U.S.$ 16,214 million for the first quarter of 2006, compared to a consolidated net income of U.S.$ 2,046 million and consolidated net operating revenues of U.S.$ 10,734 million for the first quarter of 2005.

COMMENTS FROM THE CEO, MR. JOSÉ SERGIO GABRIELLI DE AZEVEDO

The achievement of self-sufficiency and our continued growth in all of our various activities, both in Brazil and internationally, marked the first months of 2006.

To become self-sufficient at a time when worldwide oil resources are in short supply signifies greater protection for the Brazilian consumer and strengthens the Brazilian economy, immunizing it from the international energy crises and creating flexibility to efficiently manage periods of excessive volatility in the world commodity markets.

It is worth noting that during this period of relative scarcity and high oil prices, Brazil has avoided the macroeconomic turmoil experienced during prior oil shocks. In fact the Brazilian currency has continued to appreciate, with economic expansion translating into higher incomes and more jobs, a surplus balance of payments, and Brazil’s sovereign risk premium at its lowest levels on record. A key elements to the improved risk perception is the strength of the trade balance, in which the surplus position in oil and oil products has been a major contributing factor.

The key to our operating, administrative and financial successes in the first quarter provides solid foundations for ensuring sustained growth throughout the fiscal year 2006, and for continued growth in profitability and shareholder returns.

In the exploration and production segment, the master plan for the Development of Santos Basin Natural Gas and Oil Production was approved. Under this plan, we and our partners will invest approximately U.S.$ 18 billion over the next 15 years. The plan includes increased gas production of approximately 12 million cubic meters/day of gas to supply the southeast of Brazil, with initial deliveries projected for the second half of 2008.

Two important discoveries were made in the Espírito Santo Basin. One of these finds represents a new field of light oil with estimated volumes of 280 million barrels of oil equivalent (boe). The field lies 12 kilometers from the Golfinho field, where production recently started from the 100,000 barrels per day floating platform, FPSO Capixaba. The other field, also adjacent to the same Golfinho field, appears to contain hydrocarbons with estimated volumes of between 60 and 80 million boe.

In line with our expansion strategy and to ensure the supply of natural gas to the Brazilian market, production began in the Peroá field, in the Espírito Santo Basin. Gas from the field will be processed at the Cacimbas Gas Treatment Plant (UTGC), and will supply more than one million cubic meters of natural gas per day to the state of Espírito Santo.

In April, we signed an EPC contract to build the Cabiúnas-Vitória gas pipeline at a cost of U.S.$ 239 million. The new pipeline represents the first section of the Gasene project, which will ultimately link the southeast and northeast gas markets with our domestic and imported gas supply.

In February, our board approved the acquisition of a 50% stake in the Passadena Refining System in Texas, for approximately U.S.$ 370 million. The acquisition is part of our plan to expand markets and capture additional margins for our growing volumes of oil exports. With a current capacity of 100,000 barrels per day, the refinery will be upgraded to process additional volumes of heavy Brazilian crude oil and modernized to meet the latest environmental standards established by the U.S. Environmental Protection Agency (EPA).

In line with these principles of adding value to the production chain and expanding our markets, our Board approved the building of the new Rio de Janeiro Petrochemical Complex – COMPERJ. The construction of a Basic Petrochemical Unit (UPB) is expected to cost U.S.$ 3.5 billion.

Internationally, we concluded the acquisition of downstream commercialization and distribution businesses in Paraguay and Colombia involving fuel operations (both retail and commercial).

In line with our strategy of improving returns from the gas and energy segment, we concluded the acquisition of Macaé Merchant thermoelectric power plant and related assets.

Our excellence in corporate governance and social responsibility was recognized with a second place ranking in the areas of ethics and sustainability. The ranking was based on a worldwide survey of the world’s 15 largest oil companies, conducted by the Management & Excellence (M&E) Agency.

Following these same principles of ethics and responsibility, we presented a proposal to the employees to resolve the impasse surrounding their current pension plan (Plano Petros) and to implement a new plan.

In April, we listed on the Buenos Aires Stock Exchange, providing domestic Argentine investors the opportunity to invest directly in our shares. This initiative allows us to further diversify our shareholder base over the long-term, and increases the visibility of our brand in Argentina.

On the operating side, we have also been able to report excellent results. Average daily oil and natural gas output in Brazil and overseas was 2,279 thousand boe, 10% greater than the first quarter of 2005. Capital expenditures amounted to U.S.$ 2,666 million, 25.0% higher than for the same period in 2005.

Our main challenge in 2006 will be to promote greater integration in all business segments of our System, both in Brazil and overseas. For this to be successful, the participation of the entire work force will be critical to guide our actions that are based on a strategy of solid growth that will continue to improve shareholder returns and provide a better quality of life for the communities that surround us.

Financial Highlights

		For the first quarter of
4Q -2005	Income statement data (in millions of U.S. dollars, except for per share and per ADS data)	2006	2005

21,510	Sales of products and services	21,225	14,782
16,263	Net operating revenues	16,214	10,734
363	Financial income (expense), net	(311)	(20)
3,523	Net income for the period	3,163	2,046
	Basic and diluted earnings per common and
0.80	preferred share (4)	0.72	0.47
3.20	Basic and diluted earnings per ADS (4)	2.88	1.88

	Other data
47.8	Gross margin (%) (1)	50.0	51.5
21.7	Net margin (%) (2)	19.5	19.1
58	Debt to equity ratio (%) (3)	55	62

	Financial and Economic Indicators
56.90	Brent crude (U.S.$/bbl)	61.75	47.50
	Average Commercial Selling Rate for U.S. Dollars
2.2507	(R$/U.S.$)	2.1944	2.6672
	Period-end Commercial Selling Rate for U.S.
2.3407	Dollars (R$/U.S.$)	2.1724	2.6662

(1)	Gross margin equals net operating revenues less cost of sales divided by net operating revenues.
(2)	Net margin equals net income divided by net operating revenues.
(3)	Debt to equity ratio equals total liabilities divided by the sum of total liabilities and total shareholders’ equity.
(4)	For purposes of comparison, net income per share was recalculated for the prior periods, due to the stock split which became effective as of September 1, 2005.

Reconciliation between Adjusted EBITDA and net income
(in millions of U.S. dollars)

Financial Highlights

		For the first quarter of
4Q -2005		2006	2005

3,523	Net income for the period	3,163	2,046
787	Depreciation, depletion and amortization	816	670
(624)	Financial income	192	(402)
280	Financial expense	231	431
	Monetary and exchange variation on monetary
(19)	assets and liabilities, net	(112)	(9)
848	Total income tax expense	1,733	1,201
(26)	Equity in results of non-consolidated companies	(10)	(23)
297	Other expenses, net	41	52
	Minority interest in results of consolidated
(239)	subsidiaries	218	(10)
(158)	Extraordinary gain net of tax	-	-

4,669	Adjusted EBITDA	6,272	3,956

Our adjusted EBITDA is not a U.S.GAAP measure and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with U.S.GAAP. We provide our adjusted EBITDA to give additional information about our capacity to pay debt, carry out investments and cover working capital needs.

	U.S.$ million
Balance sheet data	03.31.2006	12.31.2005	Percent Change (03.31.2006 versus 12.31.2005)	03.31.2005

Total assets	85,268	78,625	8.4	64,589
Cash and cash equivalents	10,418	9,871	5.5	6,576
Short-term debt	918	950	(3.4)	1,014
Total long-term debt	12,485	12,931	(3.4)	12,918
Total project financings	5,539	6,042	(8.3)	5,719
Total capital lease obligations	1,218	1,254	(2.9)	1,315
Net debt (1)	9,742	11,306	(13.8)	14,390
Shareholders’ equity (2)	38,427	32,917	16.7	24,397
Total capitalization (3)	58,587	54,094	8.3	45,363

	U.S.$ million
Reconciliation of Net debt	03.31.2006	12.31.2005	03.31.2005
Total long-term debt	12,485	12,931	12,918
Plus short-term debt	918	950	1,014
Plus total project financings	5,539	6,042	5,719
Plus total capital lease obligations	1,218	1,254	1,315
Less cash and cash equivalents	10,418	9,871	6,576
Net debt (1)	9,742	11,306	14,390

(1) Our net debt is not computed in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with U.S. GAAP. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements. Please see the table above for a reconciliation of net debt to total long-term debt.

(2) Shareholders’ equity includes unrecognized losses in the amount of U.S.$ 2,078 million March 31, 2006, U.S.$ 1,930 million at December 31, 2005 and U.S.$ 1,967 million at March 31, 2005, in each case related to “Amounts not recognized as net periodic pension cost”.

(3) Total capitalization means shareholders’ equity plus short-term debt, total long-term debt, total project financings and total capital lease obligations.

OPERATING HIGHLIGHTS

		For the first quarter of
4Q-2005		2006	2005
	Average daily crude oil and gas production
1,892	Crude oil and NGLs (Mbpd) (1)	1,909	1,711
1,736	Brazil	1,751	1,543
156	International	158	168
2,190	Natural gas (Mmcfpd) (2)	2,214	2,184
1,644	Brazil	1,620	1,596
546	International	594	588

	Crude oil and NGL average sales price (U.S. dollars per bbl)
46.05	Brazil (3)	53.69	37.48
36.10	International	38.55	31.31

	Natural gas average sales price (U.S. dollars per Mcf)
2.43	Brazil	2.59	1.95
2.01	International	1.91	1.33

	Lifting costs (U.S. dollars per boe)
	Crude oil and natural gas – Brazil
15.96	Including government take (4)	17.28	13.57
6.07	Excluding government take (4)	6.32	5.99
3.54	Crude oil and natural gas – International	2.96	2.51

	Refining costs (U.S. dollars per boe)
2.03	Brazil	1.90	1.74
1.35	International	1.57	1.13
	Refining and marketing operations (Mbpd)
2,114	Primary Processed Installed Capacity	2,114	2,114
	Brazil
1,985	Installed capacity	1,985	1,985
1,761	Output of oil products	1,812	1,708
91%	Utilization	91%	87%
	International
129	Installed capacity	129	129
107	Output of oil products	104	108
83%	Utilization	80%	83%
79	Domestic crude oil as % of total feedstock processed	81	79
	Imports (Mbpd)
360	Crude oil imports	344	322
65	Oil product imports	115	50
154	Import of gas, alcohol and others	148	127
	Exports (Mbpd)
301	Crude oil exports (5)	262	161
250	Oil product exports	255	237
13	Fertilizer and other exports	55	11

15	Net imports	35	90
	Sales Volume (thousand bpd)
1,647	Oil Products	1,649	1,589
33	Alcohol and Others	30	29
239	Natural Gas	232	214

1,919	Total domestic market	1,911	1,832
560	Exports	515	406
375	International Sales and other operations	437	419

935	Total international market (5)	952	825

2,854	Total	2,863	2,657

(1)	Includes production from shale oil reserves.
(2)	Does not include liquefied natural gas. Includes reinjected gas.
(3)	Crude oil and NGL average sales price in Brazil includes intra-company transfers and sales to third parties.
(4)	Government take includes royalties, special government participation and rental of areas.
(5)	Includes third-party sales by our international subsidiary, Petrobras International Finance Company (PIFCo).

ANALYSIS OF OPERATING HIGHLIGHTS

Exploration and Production

Crude Oil and NGL

Domestic crude oil and NGL production increased 13.5% to 1,751 thousand barrels per day for the first quarter of 2006, as compared to 1,543 thousand barrels per day for the first quarter of 2005. This increase was primarily due to increased production of oil and gas, primarily at the Barracuda and Caratinga fields.

International crude oil and NGL production decreased 6.0% to 158 thousand barrels per day for the first quarter of 2006, as compared to 168 thousand barrels per day for the first quarter of 2005, due to the natural decline in production in some mature fields in Angola and the temporary interruption in production from the main fields in the United States after hurricanes Rita and Katrina.

Natural Gas

Domestic natural gas production remained relatively constant amounting 1,620 million cubic feet per day (Mmcfpd) for the first quarter of 2006, as compared to 1,596 Mmcfpd for the first quarter of 2005.

International gas production remained relatively constant amounting 594 million cubic feet per day for the first quarter of 2006, as compared to 588 million cubic feet per day for the first quarter of 2005.

Lifting Costs

Our lifting costs in Brazil, excluding government take (comprised of royalties, special government participation and rental of areas), increased 5.5% to U.S.$ 6.32 per barrel of oil equivalent for the first quarter of 2006, from U.S.$ 5.99 per barrel of oil equivalent for the first quarter of 2005. After discounting the effects of the 17.7% appreciation of the Real against the U.S. dollars in the first quarter of 2006, which caused the local currency component of lifting costs to increase when expressed in U.S dollars, the lifting costs declined 13.2% compared to the first quarter of 2005. The decline was mainly due to increased production of oil and gas, primarily at the Barracuda and Caratinga fields.

Our lifting costs in Brazil, including government take, increased 27.3% to U.S.$ 17.28 per barrel of oil equivalent for the first quarter of 2006, from U.S.$ 13.57 per barrel of oil equivalent for the first quarter of 2005, due primarily to the increase in the average reference price used to calculate government take for domestic oil, as a result of the increase in international oil prices.

Our international lifting costs increased 17.9% to U.S.$ 2.96 per barrel of oil equivalent for the first quarter of 2006, as compared to U.S.$ 2.51 per barrel of oil equivalent for the first quarter of 2005. This increase was primarily due to greater third party expenses and materials for the Argentina operations, and materials consumption for maintenance in Colombia.

Refining

The feedstock (output of oil products) processed by refineries in Brazil increased 6.1% from 1,708 Mbpd for the first quarter of 2005 to 1,812 Mbpd for the first quarter of 2006, due to improved reliability at the RLAM and RECAP refineries following maintenance work, and lower throughput of oil at the REDUC refinery in the first quarter of 2005.

Refining costs

Domestic unit refining costs increased 9.2% to U.S.$ 1.90 per barrel of oil equivalent for the first quarter of 2006, as compared to U.S.$ 1.74 per barrel of oil equivalent for the first quarter of 2005. Discounting the effects of a 17.7% appreciation of the Brazilian Real, which caused the local currency component of refining costs to increase when expressed in U.S dollars, refining costs declined 10.0%, primarily due to a greater number of scheduled stoppages in the first quarter of-2005.

International unit refining costs increased 38.9% to U.S.$ 1.57 per barrel of oil equivalent for the first quarter of 2006, as compared to U.S.$ 1.13 per barrel of oil equivalent for the first quarter of 2005. This increase was primarily due to greater material costs, equipment maintenance, and personnel in refineries in Bolivia and Argentina.

Sales Volume

Our domestic sales volume, consisting primarily of sales of diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas, increased 4.3% to 1,910 thousand barrels per day for the first quarter of 2006, as compared to 1,832 thousand barrels per day for the first quarter of 2005. The increase in sales volume was primarily due to: (1) the increased sales of gasoline (4%), due to a 5% reduction in the mix of pure alcohol with gasoline, as well as the reduced use of alcohol in non-traditional practices and in flex-fuel vehicles, in light of elevated prices for this product; (2) increased sales of diesel oil (4%) resulting from a lower base of industrial and agricultural activity in the first quarter of 2005, as well as the recovery of public investment in road works; and (3) the higher sales of natural gas (9%), resulting from greater industrial consumption and an increase in the number of vehicle converted to consume natural gas.

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We earn income from:

  domestic sales, which consist of sales of oil products (such as diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas), natural gas and petrochemical products;
  export sales, which consist primarily of sales of crude oil and oil products;
  international sales (excluding export sales), which consist of sales of crude oil, natural gas and oil products that are purchased, produced and refined abroad; and
  other sources, including services, investment income and foreign exchange gains.

Our expenses include:

  costs of sales (which are composed primarily of labor expenses, cost of operating and purchases of crude oil and oil products); maintaining and repairing property, plants and equipment; depreciation and amortization of fixed assets and depletion of oil fields, and costs of exploration;
  selling, general and administrative expenses; and
  interest expense, monetary and foreign exchange losses.

Fluctuations in our financial condition and results of operations are driven by a combination of factors, including:

  the volume of crude oil, oil products and natural gas we produce and sell;
  changes in international prices of crude oil and oil products, which are denominated in U.S. dollars;
  related changes in domestic prices of crude oil and oil products, which are denominated in Reais;
  Real/U.S. dollars exchange rate fluctuations;
  Brazilian political and economic conditions; and
  the amount of taxes and duties that we are required to pay with respect to our operations, by virtue of our status as a Brazilian company and our involvement in the oil and gas industry.

RESULTS OF OPERATIONS FOR THE FIRST QUARTER OF 2006 COMPARED TO THE FIRST QUARTER OF 2005

The comparison between our results of operations for the first quarter of 2006 and the first quarter of 2005 has been affected by the 17.7% decrease in the average Real/U.S. dollars exchange rate for the first quarter of 2006 as compared to the average Real/U.S. dollars exchange rate for the first quarter of 2005. We refer to this change in the average exchange rate as the “17.7% increase in the value of the Real against the U.S. dollars in the first quarter of 2006, as compared to the first quarter of 2005.”

Revenues

Net operating revenues increased 51.1% to U.S.$ 16,214 million for the first quarter of 2006, as compared to U.S.$ 10,734 million for the first quarter of 2005. This increase was primarily attributable to an increase in prices of our products, both in the domestic market and outside Brazil, an increase in sales volume both in the domestic and international markets, and the 17.7% increase in the value of the Real against the U.S. dollars in the first quarter of 2006, as compared to the first quarter of 2005.

Consolidated sales of products and services increased 43.6% to U.S.$ 21,225 million for the first quarter of 2006, as compared to U.S.$ 14,782 million for the first quarter of 2005, primarily due to the increases mentioned immediately above.

Included in sales of products and services are the following amounts that we collected on behalf of the federal or state governments:

  Value-added, PASEP, COFINS and other taxes on sales of products and services and social security contributions. These taxes increased 23.2% to U.S.$ 4,173 million for the first quarter of 2006, as compared to U.S.$ 3,386 million for the first quarter of 2005, primarily due to the increase in prices and sales volume of our products and services; and
  CIDE, the per-transaction tax due to the Brazilian government, which increased 26.6% to U.S.$ 838 million for the first quarter of 2006, as compared to U.S.$ 662 million for the first quarter of 2005. This increase was primarily attributable to the increase in sales volume of our products and services and to the 17.7% increase in the value of the Real against the U.S. dollars in the first quarter of 2006, as compared to the first quarter of 2005.

Cost of sales (excluding Depreciation, Depletion and Amortization)

Cost of sales for the first quarter of 2006 increased 55.8% to U.S.$ 8,112 million, as compared to U.S.$ 5,206 million for the first quarter of 2005. This increase was principally a result of:

  a U.S.$ 920 million increase in taxes and charges imposed by the Brazilian government totaling U.S.$ 1,729 million for the first quarter of 2006, as compared to U.S.$ 809 million for the first quarter of 2005, including an increase in the special participation charge (an extraordinary charge payable in the event of high production and/or profitability from our fields) to U.S.$ 916 million for the first quarter of 2006, as compared to U.S.$ 421 million for the first quarter of 2005, as a result of higher international oil prices;
  a U.S.$ 444 million increase in costs associated with our international trading activities, due to increases in volume and prices from offshore operations, conducted by PIFCo;
  a U.S.$ 264 million increase in costs attributable to: (1) maintenance and technical services for well restoration, materials, support for vessels, undersea operations, freight with third parties (these prices are tied to international oil prices) consumption of chemical products to clear out and eliminate toxic gases – principally at Marlim; and (2) higher personnel expenses primarily related to: overtime payments as set forth in our collective bargaining agreement; an increase in our workforce; and a revision in the actuarial calculations relating to future health care and pension benefits;
  a U.S.$ 254 million increase in the cost of imports due to higher prices for the products imported;
  a U.S.$ 249 million increase in costs associated with a 9.0% increase in our international market sales volumes;
  a U.S.$ 154 million increase in costs associated with a 1.7% increase in our domestic sales volumes; and
  the 17.7% increase in the value of the Real against the U.S. dollars in the first quarter of 2006, as compared to the first quarter of 2005.

Depreciation, depletion and amortization

We calculate depreciation, depletion and amortization of most of our exploration and production assets on the basis of the units of production method. Depreciation, depletion and amortization expenses increased 21.8% to U.S.$ 816 million for the first quarter of 2006, as compared to U.S.$ 670 million for the first quarter of 2005. This increase was primarily attributable to the following:

  Increased capital expenditures related to property, plant and equipment associated with our crude oil and natural gas production; and
  the 17.7% increase in the value of the Real against the U.S. dollars in the first quarter of 2006, as compared to the first quarter of 2005.

Exploration, including exploratory dry holes

Exploration costs, including for exploratory dry holes increased 26.6% to U.S.$ 138 million for the first quarter of 2006, as compared to U.S.$ 109 million for the first quarter of 2005. This increase was primarily attributable to the 17.7% increase in the value of the Real against the U.S. dollars in the first quarter of 2006, as compared to the first quarter of 2005.

Selling, general and administrative expenses

Selling, general and administrative expenses increased 29.9% to U.S.$ 1,137 million for the first quarter of 2006, as compared to U.S.$ 875 million for the first quarter of 2005.

Selling expenses increased 33.2% to U.S.$ 586 million for the first quarter of 2006, as compared to U.S.$ 440 million for the first quarter of 2005. This increase was primarily attributable to the following:

  an increase of U.S.$ 124 million in expenses mainly associated with the transportation costs of oil products due mainly to an increase in exports; and
  the 17.7% increase in the value of the Real against the U.S. dollars in the first quarter of 2006, as compared to the first quarter of 2005.

General and administrative expenses increased 26.7% to U.S.$ 551 million for the first quarter of 2006, as compared to U.S.$ 435 million for the first quarter of 2005. This increase was primarily attributable to the following:

  an increase of approximately U.S.$ 68 million in expenses related to technical consulting services in connection with our increased outsourcing of selected non-core general activities;
  an increase of approximately U.S.$ 19 million in employee expenses due to the increase in our workforce and salaries; and an increase in the actuarial calculations relating to future health care and pension benefits due to changes in actuarial assumptions; and
  the 17.7% increase in the value of the Real against the U.S. dollars in the first quarter of 2006, as compared to the first quarter of 2005.

Research and development expenses

Research and development expenses increased 50.7% to U.S.$ 113 million for the first quarter of 2006, as compared to U.S.$ 75 million for the first quarter of 2005. This increase was primarily related to additional investments in programs for environmental safety, to deepwater and refining technologies of approximately U.S.$ 23 million and to the 17.7% increase in the value of the Real against the U.S. dollars in the first quarter of 2006, as compared to the first quarter of 2005.

Other operating expenses

Other operating expenses decreased 66.3% to a total of U.S.$ 81 million for the first quarter of 2006, as compared to U.S.$ 240 million for the first quarter of 2005. A breakdown of other operating expenses by segment is shown on page 27.

The most significant charges for the first quarter of 2006 were:

  a U.S.$ 115 million gain related to bonus received from partners and other results with non-core activities;
  a U.S.$ 94 million expense for institutional relations and cultural projects; and
  a U.S.$ 90 million expense for idle capacity from thermoelectric power plants.

The most significant charges for the first quarter of 2005 were:

  a U.S.$ 132 million expense for losses resulted from legal proceedings;
  a U.S.$ 72 million expense for institutional relations and cultural projects;
  a U.S.$ 62 million expense for idle capacity from thermoelectric power plants; and
  a U.S.$ 26 million gain related to bonus received from partners and other results with non-core activities.

Equity in results of non-consolidated companies

Equity in results of non-consolidated companies decreased 56.5% to a gain of U.S.$ 10 million for the first quarter of 2006, as compared to a gain of U.S.$ 23 million for the first quarter of 2005, primarily as a result of losses in investments in certain affiliated companies of Petrobras Distribuidora S.A, in the amount of U.S.$ 21 million.

Financial income

We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollars. We also hold U.S. dollars deposits.

Financial income decreased to a loss of U.S.$ 192 million for the first quarter of 2006 as compared to a gain of U.S.$ 402 million for the first quarter of 2005. This decrease was primarily attributable to the reduction of fair value adjustments on gas hedge transactions that resulted in a loss of U.S.$ 328 million in the first quarter of 2006 as compared to a gain of U.S.$ 232 million in the first quarter of 2005. A breakdown of financial income and expenses is disclosed in Note 7 of our unaudited consolidated financial statements for the three-month period ended March 31, 2006.

Financial expenses

Financial expenses decreased 46.4% to U.S.$ 231 million for the first quarter of 2006, as compared to U.S.$ 431 million for the first quarter of 2005. This decrease was primarily attributable to a U.S.$ 107 million increase in our capitalized interest as part of the cost of construction and development of crude oil and natural gas production projects; and to a decrease of U.S.$ 86 million in losses on derivative instruments. A breakdown of financial income and expenses is disclosed in Note 7 of our unaudited consolidated financial statements for the three-month period ended March 31, 2006.

Monetary and exchange variation on monetary assets and liabilities, net

Monetary and exchange variation on monetary assets and liabilities, net generated a gain of U.S.$ 112 million for the first quarter of 2006, as compared to a gain of U.S.$ 9 million for the first quarter of 2005. The increase in monetary and exchange variation on monetary assets and liabilities, net is primarily attributable to the effect of the 7.2% appreciation of the Real against the U.S. dollars during the first quarter of 2006, as compared to the 0.4% devaluation of the Real against the U.S. dollars during the first quarter of 2005.

Employee benefit expense for non-active participants

The employee benefit expense consists of financial costs associated with expected pension and health care costs. Our employee benefit expense increased 31.8% to U.S.$ 253 million for the first quarter of 2006, as compared to U.S.$ 192 million for the first quarter of 2005. This increase in costs was primarily attributable to an increase of U.S.$ 19 million in the annual actuarial calculation of our pension and health care plan liability and to the 17.7% increase in the value of the Real against the U.S. dollars in the first quarter of 2006, as compared to the first quarter of 2005.

Other taxes

Other taxes, consisting of miscellaneous value-added, transaction and sales taxes, increased 33.3% to U.S.$ 108 million for the first quarter of 2006, as compared to U.S.$ 81 million for the first quarter of 2005. This increase was primarily attributable to the increase of U.S.$ 9 million in the CPMF, a tax payable in connection with certain bank account transactions; and to the 17.7% increase in the value of the Real against the U.S. dollars in the first quarter of 2006, as compared to the first quarter of 2005.

Other expenses, net

Other expenses, net are primarily composed of gains and losses recorded on sales of fixed assets, general advertising and marketing expenses and certain other non-recurring charges. Other expenses, net decreased 21.2% to U.S.$ 41 million for the first quarter of 2006, as compared to U.S.$ 52 million for the first quarter of 2005, primarily due to the decrease in expenses related to platforms that are not producing.

Income tax (expense) benefit

Income before income taxes and minority interest increased 58.0% to U.S.$ 5,114 million for the first quarter of 2006, as compared to U.S.$ 3,237 million for the first quarter of 2005. The income tax expense increased 44.3% to U.S.$ 1,733 million for the first quarter of 2006, as compared to U.S.$ 1,201 million for the first quarter of 2005, primarily due to the increase in income, mentioned above. The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is disclosed in Note 3 of our unaudited consolidated financial statements for the three-month period ended March 31, 2006.

THE PETROLEUM AND ALCOHOL ACCOUNT

As defined in Law No. 10,742 of October 06, 2003, the settling of the Petroleum and Alcohol Account with the Federal Government should have been completed by June 30, 2004. We have been working with the Ministry of Mines and Energy–MME and Secretary of the National Treasury–STN in order to resolve the remaining issues necessary to conclude the settlement process.

The remaining balance of the Petroleum and Alcohol Account may be paid as follows: (1) National Treasury Bonds issued at the same amount as the final balance of the Petroleum and Alcohol Account as determined by an audit conducted by the Federal Government; (2) offset of the balance of the Petroleum and Alcohol Account, with any other amount owed by us to the Federal Government, including taxes; or (3) by a combination of the above options.

The following summarizes the changes in the Petroleum and Alcohol Account for the first quarter of 2006:

U.S. $ million

Balance as of December 31, 2005	329
Financial income	2
Translation gain	25

Balance as of March 31, 2006	356

INCREASE OF AUTHORIZED CAPITAL AND STOCK SPLIT

At an Extraordinary General Meeting held on July 22, 2005, our shareholders approved a four to one stock split, which resulted in the distribution of 3 (three) new shares of the same class for each share held, based on the shareholding structure at August 31, 2005. At the same date our shareholders approved an amendment to Article 4 of our By-Laws to cause our capital stock to be split into 4,386,151,706 shares, of which 2,536,673,672 are common and 1,849,478,028 are preferred shares, with no nominal value. As a result of this stock split, the ratio between American Depository Receipt (ADS) and shares of each class changed from one share to one ADS to four shares to one ADS. The stock split and change of ADS ratio were effective as of September 1, 2005. The effect of the stock split is reflected in our consolidated financial statements for the first quarter of 2006 and all amounts have been retroactively restated to reflect the 4 to 1 stock split.

At an Extraordinary General Meeting held together with the General Ordinary Meeting, on April 3, 2006, our shareholders approved an increase in our capital to U.S.$ 22,397 million (R$ 48,248 million) through the capitalization of retained earnings accrued during previous financial years, in the amount of U.S.$ 6,969 million (R$ 15,012 million), and without the issuance of new shares, in accordance with article 169, paragraph 1, Law No. 6.404/76. This capitalization aimed to bring our capital in line with the investments of an oil company given intensive use of capital and extended operating cycles.

BUSINESS SEGMENTS

NET INCOME BY BUSINESS SEGMENT

	U.S.$ million For the first quarter of

	2006	2005
Exploration and Production	3,361	1,996
Supply	781	558
Gas and Energy	(45)	(87)
International	82	230
Distribution	75	72
Corporate	(936)	(612)
Eliminations	(155)	(111)

Net income	3,163	2,046

Exploration and Production

Our exploration and production segment includes our exploration, development and production activities in Brazil, sales and transfers of crude oil in the domestic and foreign markets, transfers of natural gas to our Gas and Energy segment and sales of oil products produced at their natural gas processing plants.

Consolidated net income for our exploration and production segment increased 68.4% to U.S.$ 3,361 million for the first quarter of 2006, as compared to U.S.$ 1,996 million for the first quarter of 2005. This increase was primarily attributable to a U.S.$ 3,348 million increase in net operating revenues, primarily related to the 13.5% increase in oil and NGL production, and the 1.5% increase in natural gas production, the higher value of heavy crude oil in the international market compared to lighter crude oil, and the positive effects of higher international oil prices on the sales/transfer prices of domestic oil, considering the fact that the spread between the average price of sold/transferred domestic oil and the average Brent price declined from U.S.$ 10.02/bbl in the first quarter of 2005, to U.S.$ 8.07/bbl in the first quarter of 2006.

These effects were partially offset by the increase of U.S.$ 1,244 million in cost of sales as a result of: (1) an increase in our production costs due to the 13.5% increase in oil and NGL production; (2) the 1.5% increase in natural gas production; (3) an increase in the government take as a result of an increase expenses from special governmental participation due to the higher average reference price for domestic oil, which is based on international market prices; and (4) the 17.7% increase in the value of the Real against the U.S. dollars in the first quarter of 2006, as compared to the first quarter of 2005 about the part of costs originated in Reais.

Supply

Our supply segment includes refining, logistics, transportation, exportation and the purchase of crude oil, as well as the purchase and sale of oil products and fuel alcohol. Additionally, this segment includes the petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and our two domestic fertilizer plants.

Our supply segment registered net income of U.S.$ 781 million for the first quarter of 2006, an increase of 40.0% as compared to net income of U.S.$ 558 million for the first quarter of 2005. This increase was primarily a result of an increase of U.S.$ 4,516 million in net operating revenues, primarily related to: (1) an increase in the average price of oil products sold in the domestic and foreign markets; (2) an increase in sales volume of oil products in the domestic market and the foreign market; (3) an increase of 2.0% in national oil processed by refineries; and (4) the 17.7% increase in the value of the Real against the U.S. dollars in the first quarter of 2006, as compared to the first quarter of 2005 on the revenues of the domestic market.

These effects were partially offset by the increase of U.S.$ 4,168 million in the cost of sales, mainly attributable to: (1) an increase in the cost to acquire oil and oil products because of higher international prices; and (2) a decrease in the spread between heavy and light crude, despite the 17.7% increase in the value of the Real against the U.S. dollars in the first quarter of 2006, as compared to the first quarter of 2005.

Gas and Energy

Our gas and energy segment consists principally of the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes our participation in domestic electricity production, including investments in domestic natural gas transportation companies, state owned natural gas distributors and thermoelectric companies.

Our gas and energy segment registered a net loss of U.S.$ 45 million for the first quarter of 2006, an improvement at the result of 48.3% as compared to the net loss of U.S.$ 87 million for the first quarter of 2005. This decrease in the net loss was primarily attributable to a U.S.$ 241 million increase in net operating revenues, primarily related to: (1) an increase in the average price of the natural gas sold; and (2) a 8.4% increase in natural gas sales volumes.

These effects were partially offset by the following items:

  an increase of U.S.$ 158 million in cost of sales as a result of: (1) a 8.4% increase in natural gas sales volumes; and (2) an increase in the acquisition cost of natural gas; and
  an increase of U.S.$ 28 million in expenses related to minority interest, due to better results reported by Transportadora Brasileira Gasoduto Bolívia Brasil - TBG.

International

The international segment represents our international activities conducted in 15 countries, which include Exploration and Production, Supply, Distribution and Gas and Energy.

Consolidated net income for our international segment decreased to U.S.$ 82 million in the first quarter of 2006, as compared to U.S.$ 230 million in the first quarter of 2005. This decrease was primarily attributable to increases in costs and expenses in the amount of U.S.$ 263 million, as result of: (1) an increase in productions costs in Bolivia due to an increase in the tax rate for hydrocarbons from 18% to 50% as of May 2005; (2) production interruptions from the main fields in the United States after hurricanes Rita and Katrina; and (3) an increase of U.S.$ 72 million in expenses related to exploration and drilling as a result of a rise in exploration costs in the U.S. and Bolivia, considering dry wells and the ending of the concession period, respectively

These reductions were partially offset by the increase of U.S.$ 154 million in net operating revenues as a result of an increase in the international price of oil and by the increase in the volumes of Bolivian gas sold to Brazil and Argentina.

Distribution

Our distribution segment represents the oil product and fuel alcohol distribution activities conducted by our majority owned subsidiary, Petrobras Distribuidora S.A. - BR in Brazil. In accordance with our strategic objectives to increase market share in the LPG distribution segment and consolidate the automotive fuels distribution market in certain regions of Brazil, our distribution business now includes the operations of Liquigás Distribuidora S.A, acquired on August 9, 2004.

Our participation in the Brazilian fuel distribution market in the first quarter of 2006 represented 32.7% of all sales as compared to 34.1% in the first quarter of 2005.

Consolidated net income for our distribution segment remained relatively constant, amounting to U.S.$ 75 million for the first quarter of 2006, as compared to U.S.$ 72 million for the first quarter of 2005. This result was effected by: (1) a U.S.$ 1,082 million increase in net operating revenues, primarily resulting from an increase in the average price of oil products, despite a decline in market share; and (2) the effects of the 17.7% increase in the value of the Real against the U.S. dollars in the first quarter of 2006, as compared to the first quarter of 2005.

These effects were partially offset by the following items:

  an increase of U.S.$ 1,000 million in cost of sales, mainly due to the increase in the average price of oil products and the 17.7% increase in the value of the Real against the U.S. dollars in the first quarter of 2006, as compared to the first quarter of 2005; and
  an increase of U.S.$ 76 million in selling, general and administrative expenses, primarily related to an increase in the commercial and distribution expenses for products, despite a decline in the market share , and due to the effect of the 17.7% increase in the value of the Real against U.S.$ dollars, in the first quarter of 2006, as compared to the first quarter of 2005.

Corporate

Our corporate segment includes the financial results and those activities not attributable to other segments, including corporate financial management, overhead related to central administration and other expenses, including actuarial expenses related to our pension and health care plans for non-active participants.

Consolidated net loss for our corporate segment increased to U.S.$ 936 million in the first quarter of 2006, as compared to a net loss of U.S.$ 612 million in the first quarter of 2005.

This increase in net loss was primarily attributable to the increase in financial expenses, net, which amounted to U.S.$ 311 million in the first quarter of 2006, as compared to financial expenses, net in the amount of U.S.$ 20 million in the first quarter of 2005, primarily due to the decrease in financial income primarily attributable to the reduction of fair value adjustments on gas hedge transactions that generated a loss of U.S.$ 328 million in the first quarter of 2006 as compared to a gain of U.S.$ 232 million in the first quarter of 2005. A breakdown of financial income and expenses is disclosed in Note 7 of our unaudited consolidated financial statements for the three-month period ended March 31, 2006.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. We have historically met these requirements with internally generated funds, short-term debt, long-term debt, project financing and sale and lease back agreements. We believe these sources of funds, together with our strong cash and cash equivalents, will continue to allow us to meet our currently anticipated capital requirements.

Financing Strategy

The objective of our financing strategy is to help us achieve the targets set forth in our Strategic Plan released on August 19, 2005, which provides for capital expenditures of U.S.$ 56.4 billion from 2006 through 2010. We also aim to increase the average life of our debt portfolio and reduce our cost of capital through a variety of medium and long-term financing arrangements, including supplier financing, project financing, bank financing, securitization and issuance of debt.

Government Regulation

The Ministry of Planning, Budget and Management controls the total amount of medium and long-term debt that we and our Brazilian subsidiaries are allowed to incur through the annual budget approval process (Plano de Dispêndio Global, or PDG). Before issuing medium and long-term debt, we and our Brazilian subsidiaries must also obtain the approval of the National Treasury.

All of our foreign currency denominated debt, as well as the foreign currency denominated debt of our Brazilian subsidiaries require registration with the Central Bank. The issuance of debt by our international subsidiaries, however, is not subject to registration with the Central Bank or approval by the National Treasury. In addition, all issuances of medium and long-term notes and debentures require the approval of our Board of Directors. Borrowings that exceed the approved budget amount for any year also require approval from the Brazilian Senate.

Sources of Funds

Our Cash Flow

On March 31, 2006, we had cash and cash equivalents of U.S.$ 10,418 million as compared to U.S.$ 9,871 million at December 31, 2005.

Operating activities provided net cash flows of U.S.$ 4,924 million for the first quarter of 2006, as compared to U.S.$ 3,580 million for the first quarter of 2005. Cash generated by operating activities was mainly affected by net operating revenues that increased U.S.$ 5,480 million, primarily due to an increase in sales volume and in prices in both the domestic market and outside Brazil and an increase of exports of oil and oil products.

Net cash used in investing activities increased to U.S.$ 2,686 million for the first quarter of 2006, as compared to U.S.$ 2,191 million for the first quarter of 2005. This increase was due primarily to our capital expenditures associated with our operating activities, which used U.S.$ 2,666 million, including U.S.$ 1,565 million related to our exploration and production projects, principally in the Campos Basin.

Financing activities used net cash of U.S.$ 2,320 million for the first quarter of 2006, as compared to providing net cash used in financings activities in the amount of U.S.$ 1,655 million for the first quarter of 2005. This increase was primarily due to an increase in payments of project financing and the increase in the amount of dividends paid to shareholders, in the first quarter of 2006 as compared to the same period in 2005.

Short-Term Debt

Our outstanding short-term debt serves mainly to support our imports of crude oil and oil products, and is provided almost completely by international banks. At March 31, 2006, our short-term debt (excluding current portions of long-term obligations) amounted to U.S.$ 918 million as compared to U.S.$ 950 million at December 31, 2005, remaining relatively constant.

Long-Term Debt

Our outstanding long-term debt consists primarily of the issuance of securities in the international capital markets, debentures in the domestic capital markets, amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies and loans from the Banco Nacional de Desenvolvimento Econômico e Social (the Brazilian National Development Bank, or BNDES) and other financial institutions. Outstanding long-term debt, plus the current portion of our long-term debt, decreased to U.S.$ 12,485 million at March 31, 2006, as compared to U.S.$ 12,931 million at December 31, 2005. This decrease was a result of our decision to settle some of our long-term obligations.

Project financing

Since 1997, we have utilized project financings to provide capital for our large exploration and production and related projects, including some natural gas processing and transportation systems. All of these projects, and the related debt obligations of special purpose companies established for these financings, are on-balance sheet and accounted for under the line item “Project Financings”. Under typical contractual arrangements, we are responsible for completing the development of the oil and gas fields, operating the fields, paying all operating expenses relating to the projects and remitting a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the end of each financing project, we have the option to purchase the project assets from the special purpose company or, in some cases, acquire control over the special purpose company itself.

Outstanding project financing, plus the current portion of our project financing, totaled U.S.$ 5,539 million at March 31, 2006, as compared to U.S.$ 6,042 million at December 31, 2005.

Extinguished securities

On March 31, 2006 and December 31, 2005, we had amounts invested abroad in an exclusive investment fund that held debt securities of some of our group companies in the amount of U.S.$ 819 million and U.S.$ 2,078 million, respectively. Once these securities are purchased by the fund, the related amounts, together with applicable interest are removed from the presentation of marketable securities and long-term debt. See Note 6 of our unaudited consolidated financial statements for the three-month period ended March 31, 2006.

Off Balance Sheet Arrangements

On March 31, 2006, there are no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Uses of Funds

Capital Expenditures

In the pursuit of the goals outlined in our Strategic Plan we continue to prioritize capital expenditures for the development of crude oil and natural gas production projects through internal investments and through structured undertakings with partners.

We invested a total of U.S.$ 2,666 million in the first quarter of 2006, a 25.0% increase as compared to our investments in the first quarter of 2005. Our investments in the first quarter of 2006 were primarily directed towards increasing our production capabilities in the Campos Basin, modernizing our refineries and expanding our pipeline transportation and distribution systems. Of the total amount of capital expenditures in the first quarter of 2006, U.S.$ 1,565 million were made in connection with exploration and development projects mainly in the Campos Basin (58.7%), which includes investments financed through project financing structures.

The following table sets forth our consolidated capital expenditures (including project financing and investments in thermoelectric power plants) for each of our business segments for the first quarter of 2006 and 2005:

Activities

	U.S.$ million For the three month period ended March 31,

	2006	2005
• Exploration and Production	1,565	1,249
• Supply	436	390
• Gas and Energy	158	181
• International:
• Exploration and Production	228	142
• Supply	20	5
• Distribution	3	2
• Gas and Energy	-	24
• Distribution	70	42
• Corporate	186	97

Total capital expenditures	2,666	2,132

DIVIDENDS

The dividends for the year ended 2005 approved at the Ordinary General Shareholder’s Meeting held on April 03, 2006, in the amount of U.S.$ 2,998 million, corresponding to U.S.$ 0.68 per common and preferred share, conforms to the by-laws in regard to guaranteed rights of preferred shares, and distributes dividends calculated on the adjusted net income to common and preferred shareholders. This dividend included interest on capital approved by our Board of Directors on June 17, 2005, in the amount of U.S.$ 933 million, which was made available to shareholders on January 5, 2006 based on the shareholding position of June 30,2005, corresponding to U.S.$ 0.21 per common and preferred share, adjusted to give effect to the stock split occurred on September 2005 and to U.S.$ 0.84 per share without giving effect to such stock split. The dividend approved also includes interest on capital approved by our Board of Directors on December 16, 2005, which was made available to shareholders on March 22, 2006 based on the shareholding position of December 31, 2005, in the amount of U.S.$ 939 million, corresponding to U.S.$ 0.21 per common and preferred share. These amounts are subject to withholding tax at the rate of 15%, except for untaxed or exempt shareholders, as established by Law No. 9.249/95. The remaining portion of U.S.$ 468 million will be distributed as dividends, based on the stock position of April 3, 2006, corresponding to U.S.$ 0.11 per common and preferential share, as approved by the Ordinary General Meeting dated on April 3, 2006. These amounts will be monetarily restated from December 31, 2005 to the initial date of payment, according to the variation in the SELIC rate.

Income Statement
(in millions of U.S. dollars, except for share and per share data)

		For the first quarter of,
4Q-2005		2006	2005

21,510	Sales of products and services	21,225	14,782
	Less:
(4,545)	Value-added and other taxes on sales and services	(4,173)	(3,386)
(702)	CIDE	(838)	(662)

16,263	Net operating revenues	16,214	10,734

(8,491)	Cost of sales	(8,112)	(5,206)
(787)	Depreciation, depletion and amortization	(816)	(670)
(571)	Exploration, including exploratory dry holes	(138)	(109)
(156)	Impairment	-	-
(1,517)	Selling, general and administrative expenses	(1,137)	(875)
(124)	Research and development expenses	(113)	(75)
(333)	Other operating expenses	(81)	(240)

(11,979)	Total costs and expenses	(10,397)	(7,175)

26	Equity in results of non-consolidated companies	10	23
624	Financial income	(192)	402
(280)	Financial expense	(231)	(431)
	Monetary and exchange variation on monetary
19	assets and liabilities, net	112	9
	Employee benefit expense for non-active
(286)	participants	(253)	(192)
(116)	Other taxes	(108)	(81)
(297)	Other expenses, net	(41)	(52)

(310)		(703)	(322)
	Income before income taxes, minority interest, and
3,974	extrarodinary item	5,114	3,237

	Income tax expense:
(1,310)	Current	(1,371)	(856)
462	Deferred	(362)	(345)

(848)	Total income tax expense	(1,733)	(1,201)

	Minority interest in results of consolidated
239	subsidiaries	(218)	10

3,365	Income before effect of extraordinary item	3,163	2,046

158	Extraordinary gain net of tax	-	-

3,523	Net income for the period	3,163	2,046

	Weighted average number of shares outstanding
2,536,673,672	Common	2,536,673,672	2,536,673,672
1,849,478,028	Preferred	1,849,478,028	1,849,478,028

	Basic and diluted earnings per share
	Common and Preferred
0.77	Before extraordinary item	0.72	0.47 *
0.80	After extraordinary item	0.72	0.47 *

	Basic and diluted earnings per ADS
3.08	Before extraordinary item	2.88	1.88 *
3.20	After extraordinary item	2.88	1.88 *

* See Note 11 to our unaudited consolidated financial statements for the three-month period ended March 31, 2006.

Balance Sheet
(in millions of U.S. dollars, except for share data)

	As of March 31, 2006	As of December 31, 2005
Assets
Current assets
Cash and cash equivalents	10,418	9,871
Marketable securities	485	456
Accounts receivable, net	6,499	6,184
Inventories	6,445	5,305
Recoverable taxes	2,379	2,087
Other current assets	2,170	1,875

Total current assets	28,396	25,778

Property, plant and equipment, net	49,932	45,920

Investments in non-consolidated companies and other investments	1,844	1,810

Other assets
Accounts receivable, net	708	607
Advances to suppliers	525	489
Petroleum and Alcohol Account – Receivable from Federal Government	356	329
Government securities	452	364
Restricted deposits for legal proceedings and guarantees	818	775
Recoverable taxes	721	639
Fair value asset of gas hedge	202	547
Others	1,314	1,367

Total other assets	5,096	5,117

Total assets	85,268	78,625

Liabilities and shareholders' equity
Current liabilities
Trade accounts payable	4,527	3,838
Taxes payable	4,275	3,423
Short-term debt	918	950
Current portion of long-term debt	1,714	1,428
Current portion of project financings	2,035	2,413
Current portion of capital lease obligations	232	239
Dividends and interest on capital payable	1,290	3,068
Payroll and related charges	805	918
Advances from customers	959	609
Other current liabilities	1,385	1,269

Total current liabilities	18,140	18,155
Long-term liabilities
Long-term debt	10,771	11,503
Project financings	3,504	3,629
Employees’ benefits obligation - Pension	4,127	3,627
Employees’ benefits obligation - Health care	3,394	3,004
Capital lease obligations	986	1,015
Deferred income taxes	2,646	2,159
Other liabilities	1,701	1,542

Total long-term liabilities	27,129	26,479
Minority interest	1,572	1,074
Shareholders' equity
Shares authorized and issued:
Preferred stock – 2006 and 2005 - 1,849,478,028 shares	4,772	4,772
Common stock – 2006 and 2005 - 2,536,673,672 shares	6,929	6,929
Reserves and others	26,726	21,216

Total shareholders' equity	38,427	32,917

Total liabilities and shareholders’ equity	85,268	78,625

Statement of Cash Flows Data
(in millions of U.S. dollars)

		For the first quarter of,
4Q-2005		2006	2005
	Cash flows from operating activities
3,523	Net income for the period	3,163	2,046
	Adjustments to reconcile net income to net cash
	provided by operating activities:
786	Depreciation, depletion and amortization	816	670
	Loss on property, plant and equipment and dry
338	holes costs	110	67
(462)	Deferred income taxes	362	345
295	Foreign exchange and monetary loss (gain)	(25)	165
54	Financial income on mark to market of gas hedge	384	(208)
	Minority interest in results of consolidated
(239)	subsidiaries	218	10
269	Others	12	(21)

	Decrease (increase) in assets:

(681)	Accounts receivable, net	114	90
656	Inventories	(652)	82
(148)	Recoverable taxes	(239)	(417)
238	Others	(165)	62

	Increase (decrease) in liabilities
(656)	Trade accounts payable	294	(195)
71	Taxes payable	612	399
394	Employee’s postretirement benefits	269	305
312	Other liabilities	(349)	180

4,750	Net cash provided by operating activities	4,924	3,580

(3,740)	Cash flows from investing activities	(2,686)	(2,191)

(175)	Cash flows from financing activities	(2,320)	(1,655)

835	Increase (decrease) in cash and cash equivalents	(82)	(266)

	Effect of exchange rate changes on cash and cash
(376)	equivalents	629	(14)
9,412	Cash and cash equivalents at beginning of period	9,871	6,856

9,871	Cash and cash equivalents at the end of period	10,418	6,576

Income Statement by Segment

	First quarter of 2006 U.S.$ million

			GAS
			&
	E&P	SUPPLY	ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
STATEMENT OF INCOME

Net operating revenues to third parties	814	9,692	553	880	4,275	-	-	16,214
Inter-segment net operating revenues	7,948	3,479	297	286	67	-	(12,077)	-

Net operating revenues	8,762	13,171	850	1,166	4,342	-	(12,077)	16,214

Cost of Sales	(3,288)	(11,429)	(661)	(620)	(3,925)	-	11,811	(8,112)
Depreciation, depletion and amortization	(433)	(188)	(35)	(113)	(33)	(14)	-	(816)
Exploration, including exploratory dry holes	(44)	-	-	(94)	-	-	-	(138)
Selling, general and administrative
expenses	(101)	(310)	(95)	(104)	(256)	(291)	20	(1,137)
Research and development expenses	(41)	(21)	(7)	(1)	(1)	(42)	-	(113)
Other operating expenses	66	-	(72)	(20)	2	(70)	13	(81)

Cost and expenses	(3,841)	(11,948)	(870)	(952)	(4,213)	(417)	11,844	(10,397)

Equity in results of non-consolidated
companies	-	1	7	8	-	(6)	-	10
Financial income (expenses), net (1)	-	-	-	-	-	(311)	-	(311)
Employee benefit expense for non-active
participants	-	-	-	-	-	(253)	-	(253)
Other taxes	(8)	(15)	(6)	(12)	(19)	(48)	-	(108)
Other expenses, net	(41)	(10)	9	(1)	2	-	-	(41)

Income (loss) before income taxes and
minority interest	4,872	1,199	(10)	209	112	(1,035)	(233)	5,114

Income tax benefits (expense)	(1,656)	(407)	4	(62)	(37)	347	78	(1,733)
Minority interest	145	(11)	(39)	(65)	-	(248)	-	(218)

Net income (loss)	3,361	781	(45)	82	75	(936)	(155)	3,163

(1) In order to align the financial statement of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras management, the Company switched to allocating all financial results and items of financial nature to the corporate level. As a result of this change, the income tax, employee profit share and minority interest line items were adjusted.

Income Statement by Segment

	First quarter of 2005 U.S.$ million

			GAS
			&
	E&P	SUPPLY	ENERGY (2)	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
STATEMENT OF INCOME

Net operating revenues to third parties	422	5,860	408	833	3,211	-		10,734
Inter-segment net operating revenues	4,992	2,795	201	179	49	-	(8,216)	-

Net operating revenues	5,414	8,655	609	1,012	3,260	-	(8,216)	10,734

Cost of sales	(2,044)	(7,261)	(503)	(521)	(2,925)	-	8,048	(5,206)
Depreciation, depletion and amortization	(342)	(152)	(22)	(115)	(22)	(17)	-	(670)
Exploration, including exploratory dry holes	(87)	-	-	(22)	-		-	(109)
Selling, general and administrative
expenses	(76)	(261)	(74)	(86)	(180)	(198)	-	(875)
Research and development expenses	(25)	(9)	(3)	-	-	(38)	-	(75)
Other operating expenses	19	(112)	(109)	55	(9)	(84)	-	(240)

Cost and expenses	(2,555)	(7,795)	(711)	(689)	(3,136)	(337)	8,048	(7,175)

Equity in results of non-consolidated
companies	-	4	(3)	22	-	-	-	23
Financial income (expenses), net (1)	-	-	-	-	-	(20)	-	(20)
Employee benefit expense for non-active
participants	-	(1)	-	-	-	(191)	-	(192)
Other taxes	(2)	(8)	(6)	(11)	(14)	(40)	-	(81)
Other expenses, net	(47)	(2)	(2)	-	(2)	1	-	(52)

Income (loss) before income taxes and
minority interest	2,810	853	(113)	334	108	(587)	(168)	3,237

Income tax benefits (expense)	(955)	(289)	37	(94)	(36)	79	57	(1,201)
Minority interest	141	(6)	(11)	(10)	-	(104)	-	10

Net income (loss)	1,996	558	(87)	230	72	(612)	(111)	2,046

(1) In order to align the financial statement of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras management, the Company switched to allocating all financial results and items of financial nature to the corporate level. As a result of this change, the income tax, employee profit share and minority interest line items were adjusted.

(2) With the goal of greater transparency and comparability, the results by business area from 1Q-2005 are being presented again, considering the adjustments arising from better analysis of some processes of business areas, mainly in the Gas & Energy area.

Other Operating Expenses, Net by Segment

	First quarter of 2006 U.S.$ million

			GAS
			&
	E&P	SUPPLY	ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
Institutional Relations and Culture Projects	-	(4)	-	-	(6)	(84)	-	(94)
Idle capacity from thermoelectric power plants	-	-	(90)	-	-	-	-	(90)
Losses resulted from Legal Proceedings	(4)	(5)	-	-	-	(3)	-	(12)
Bonus received from partners	26		-		-		-	26
Others	44	9	18	(20)	8	17	13	89

	66	-	(72)	(20)	2	(70)	13	(81)

	First quarter of 2005 U.S.$ million

			GAS
			&
	E&P	SUPPLY	ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
Institutional Relations and Culture Projects	-	(1)	-	-	(5)	(66)	-	(72)
Idle capacity from thermoelectric power plants	-	-	(62)	-	-	-	-	(62)
Losses resulted from Legal Proceedings	-	(109)	-	-	-	(23)	-	(132)
Bonus received from partners	21		-	-	-		-	21
Others	(2)	(2)	(47)	55	(4)	5	-	5

	19	(112)	(109)	55	(9)	(84)	-	(240)

Selected Balance Sheet Data by Segment

	First quarter of 2006 U.S.$ million

			GAS
			&
	E&P	SUPPLY	ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Current assets	3,257	9,544	1,317	2,050	2,230	13,271	(3,273)	28,396

Cash and cash equivalents (1)	-	-	-	-	-	10,418	-	10,418
Other current assets (1)	3,257	9,544	1,317	2,050	2,230	2,853	(3,273)	17,978

Investments in non-consolidated
companies and other investments	9	816	451	436	20	112	-	1,844

Property, plant and equipment, net	28,109	8,980	5,780	4,696	1,362	1,028	(23)	49,932

Non current assets	1,427	389	1,169	433	552	1,686	(560)	5,096

Petroleum and Alcohol Account	-	-	-	-	-	356	-	356
Government securities held-to-
maturity						452	-	452
Other assets (1)	1,427	389	1,169	433	552	878	(560)	4,288

Total assets	32,802	19,729	8,717	7,615	4,164	16,097	(3,856)	85,268

(1) In order to align the financial statement of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras management, the Company switched to allocating all financial results and items of financial nature to the corporate level. As a result of this change, the income tax, employee profit share and minority interest line items were adjusted.

	Year ended December 31, 2005 U.S.$ million

			GAS
			&
	E&P	SUPPLY	ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Current assets	2,770	8,116	1,052	1,815	1,918	12,638	(2,531)	25,778

Cash and cash equivalents (1)	-	-	-	-	-	9,871	-	9,871
Other current assets (1)	2,770	8,116	1,052	1,815	1,918	2,767	(2,531)	15,907

Investments in non-consolidated
companies and other investments	9	822	438	418	20	103	-	1,810

Property, plant and equipment, net	25,869	8,085	5,326	4,655	1,236	781	(32)	45,920

Non current assets	971	396	1,349	453	392	1,778	(222)	5,117

Petroleum and Alcohol Account	-	-	-	-	-	329	-	329
Government securities held-to-
maturity	-	-	-	-	-	364	-	364
Other assets (1)	971	396	1,349	453	392	1,085	(222)	4,424

Total assets	29,619	17,419	8,165	7,341	3,566	15,300	(2,785)	78,625

(1) In order to align the financial statement of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras management, the Company switched to allocating all financial results and items of financial nature to the corporate level. As a result of this change, the income tax, employee profit share and minority interest line items were adjusted.

Selected Balance Sheet Data for International Segment

	First quarter of 2006 U.S.$ million INTERNATIONAL

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL
ASSETS (1)	6,105	1,257	1,081	189	2,640	(3,657)	7,615

STATEMENT OF INCOME

Net Operating Revenues	618	603	170	269	-	(494)	1,166

Net operating revenues to third parties	218	235	160	267	-	-	880
Inter-segment net operating revenues	400	368	10	2	-	(494)	286

Net income (loss)	111	14	22	(6)	(79)	20	82

(1) In order to align the financial statement of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras management, the Company switched to allocating all financial results and items of financial nature to the corporate level. As a result of this change, the income tax, employee profit share and minority interest line items were adjusted.

	U.S.$ million INTERNATIONAL

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL

ASSETS (As of December 31, 2005) (1)	5,880	1,271	1,002	172	2,514	(3,498)	7,341

STATEMENT OF INCOME
(First quarter of 2005)
Net Operating Revenues	539	669	122	245	1	(564)	1,012

Net operating revenues to third parties	216	315	114	244	1	(57)	833
Inter-segment net operating revenues	323	354	8	1	-	(507)	179

Net income (loss)	178	45	16	(32)	36	(13)	230

(1) In order to align the financial statement of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras management, the Company switched to allocating all financial results and items of financial nature to the corporate level. As a result of this change, the income tax, employee profit share and minority interest line items were adjusted.

This press release contains statements that constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being realized. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. The Company does not undertake, and specifically disclaims, any obligation to update any forward-looking statements, which speak only as of the date made.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS

Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 3224-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.